UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)
BEACON ROOFING SUPPLY, INC.
(Name of Subject Company)
QUEEN MERGERCO, INC.
(Name of Filing Person (Offeror))
QXO, INC.
(Name of Filing Person (Parent of Offeror))
QUEEN HOLDCO, LLC
QUEEN TOPCO, LLC
(Name of Filing Persons (Other))
Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)
Christopher Signorello
Chief Legal Officer
Five American Lane
Greenwich, CT 06831
(888) 998-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Scott A. Barshay
Nickolas Bogdanovich
Stan Richards
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025 by QXO, Inc., a Delaware corporation (“QXO”), and Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO.  This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at $124.25 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.
Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.
Item 11. Additional Information.
Item 11 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosure under Section 14 “Conditions of the Offer” of the Offer to Purchase and Section 15 “Certain Legal Matters; Regulatory Approvals; Appraisal Rights”, are hereby amended and supplemented by inserting the following sentence at the end of Sections 14 and 15:
“As of February 12, 2025, the waiting period under the HSR Act has expired and QXO has received early termination of the waiting period from the Canadian Competition Bureau. Accordingly, the Regulatory Approvals Condition solely as it relates to the HSR Act and the Competition Act (Canada) has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 14 “Conditions of the Offer” of this Offer to Purchase.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(5)(E)	Press release issued by QXO, Inc. on February 12, 2025.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2025
QXO, INC.

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Chief Legal Officer

QUEEN MERGERCO, INC.

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary

QUEEN HOLDCO, LLC

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary

QUEEN TOPCO, LLC

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary